UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
Amendment No. 1
ChinaEdu Corporation
(Name of Issuer)

Ordinary Shares in the form of American Depository Shares
(Title of Class of Securities)

16945L107
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	13G	Page X of XX

1.	Names of Reporting Persons. NV North American Opportunity Fund S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0454389

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 3,976,419*

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 3,976,419*

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,976,419*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9) 8.2%

12.	Type of Reporting Person (See Instructions) CO

*The Reporting Persons beneficially own 1,325,473 American Depository Shares (ADS), which represent 3,946,419 underlying deposited ordinary shares.

CUSIP No.	13G	Page X of XX

1.	Names of Reporting Persons. Millennium Group LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 36-4263954

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization ILLINOIS

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 3,976,419*

	6.	Shared Voting Power

	7.	Sole Dispositive Power 3,976,419*

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,976,419*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9) 8.2%

12.	Type of Reporting Person (See Instructions) IA

*The Reporting Persons beneficially own 1,325,473 ADS, which represent 3,976,419 underlying deposited ordinary shares.

CUSIP No.	13G	Page X of XX

1.	I.R.S. Identification No. of Above Person (Entities Only). HIGHLAND PARK PARTNERS FUND LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 3,976,419*

	6.	Shared Voting Power

	7.	Sole Dispositive Power 3,976,419*

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,976,419*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9) 8.2%

12.	Type of Reporting Person (See Instructions) PN

*The Reporting Persons beneficially own 1,325,473 ADS, which represent 3,976,419 underlying deposited ordinary shares.

CUSIP No.	13G	Page X of XX

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). HPP GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 3,976,419*

	6.	Shared Voting Power

	7.	Sole Dispositive Power 3,976,419*

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,976,419*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9) 8.2%

12.	Type of Reporting Person (See Instructions) IA

*The Reporting Persons beneficially own 1,325,473 ADS, which represent 3,976,419 underlying deposited ordinary shares.

CUSIP No.	13G	Page X of XX

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). TRENT STEDMAN

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 3,976,419*

	6.	Shared Voting Power

	7.	Sole Dispositive Power 3,976,419*

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,976,419*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9) 8.2%

12.	Type of Reporting Person (See Instructions) IA

*The Reporting Persons beneficially own 1,325,473 ADS, which represent 3,976,419 underlying deposited ordinary shares.

13G
CUSIP No.

ITEM 1.

(a)	Name of Issuer:

ChinaEdu Corporation

(b)	Address of Issuer's Principal Executive Offices:

4th Floor-A, GeHua Building
No. 1QinglongHutong, Dongcheng District
Beijing, 100007 People’s Republic of China

ITEM 2.

(a)	Name of Person Filing:

(i) NV North American Opportunity Fund

(ii) Millennium Group LLC

(iii) Highland Park Partners Fund LP

(iv) HPP GP LLC

(v) Trent Stedman

(collectively, the “Reporting Persons” and each a “Reporting Person”)

(b)	Address of Principal Business Office, or if None, Residence:

799 Central Ave., Suite 350, Highland, IL 60035

(c)	Citizenship:

(i) NV North American Opportunity Fund

(ii) Millennium Group LLC

(iii) Highland Park Partners Fund LP, Delaware

(iv) HPP GP LLC, Delaware

(v) Trent Stedman, United States of America

(d)	Title of Class of Securities:

Ordinary Shares in the form of American Depository Shares

(d)	CUSIP Number:

16945L107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

(i)	NV North American Opportunity Fund(1)

(a)	Amount beneficially owned: 3,976,419

(b)	Percent of class: 8.2%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 3,976,419
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 3,976,419
(iv) Shared power to dispose or to direct the disposition of: 0
__________________
(1) NV North American Opportunity Fund directly beneficially owns 1,184,073 American Depository Shares (“ADS”), which represent 3,552,219 underlying deposited Ordinary Shares. Millennium Group LLC is the investment manager of NV North American Opportunity Fund. Highland Park Partners Fund LP directly beneficially owns 141,400 American Depository Shares (“ADS”), which represent 424,200 underlying deposited Ordinary Shares. HPP GP LLC is the general partner of Highland Park Partners Fund LP. Trent Stedman is a member of Millennium Group LLC and is also the sole member of HPP GP LLC.  Trent Stedman, by virtue of his relationship to NV North American Opportunity Fund, Millennium Group LLC, Highland Park Partners Fund LP, and HPP GP LLC,  may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Ordinary Shares subject to this filing. The percentage of beneficial ownership of 8.2% (or 3,976,419 Ordinary Shares) is based on the weighted average number of Ordinary Shares outstanding during the three-month period ended September 30, 2009 (as set forth on the Issuer's Form 6-K, filed on November 24, 2009 with the Securities and Exchange Commission). All of the Reporting Persons hold the Ordinary Shares through ADS. Each ADS represents three (3) Ordinary Shares (as set forth in the Issuer’s Form 20-F, filed on June 30, 2009 with the Securities and Exchange Commission).

(ii)	Millennium Group LLC(2)

(a)	Amount beneficially owned: 3,976,419

(b)	Percent of class: 8.2%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 3,976,419
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 3,976,419
(iv) Shared power to dispose or to direct the disposition of: 0
__________________
(1) NV North American Opportunity Fund directly beneficially owns 1,184,073 American Depository Shares (“ADS”), which represent 3,552,219 underlying deposited Ordinary Shares. Millennium Group LLC is the investment manager of NV North American Opportunity Fund. Highland Park Partners Fund LP directly beneficially owns 141,400 American Depository Shares (“ADS”), which represent 424,200 underlying deposited Ordinary Shares. HPP GP LLC is the general partner of Highland Park Partners Fund LP. Trent Stedman is a member of Millennium Group LLC and is also the sole member of HPP GP LLC.  Trent Stedman, by virtue of his relationship to NV North American Opportunity Fund, Millennium Group LLC, Highland Park Partners Fund LP, and HPP GP LLC,  may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Ordinary Shares subject to this filing. The percentage of beneficial ownership of 8.2% (or 3,976,419 Ordinary Shares) is based on the weighted average number of Ordinary Shares outstanding during the three-month period ended September 30, 2009 (as set forth on the Issuer's Form 6-K, filed on November 24, 2009 with the Securities and Exchange Commission). All of the Reporting Persons hold the Ordinary Shares through ADS. Each ADS represents three (3) Ordinary Shares (as set forth in the Issuer’s Form 20-F, filed on June 30, 2009 with the Securities and Exchange Commission).

(iii)	Highland Park Partners Fund(3)

(a)	Amount beneficially owned: 3,976,419

(b)	Percent of class: 8.2%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 3,976,419
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 3,976,419
(iv) Shared power to dispose or to direct the disposition of: 0
__________________
(1) NV North American Opportunity Fund directly beneficially owns 1,184,073 American Depository Shares (“ADS”), which represent 3,552,219 underlying deposited Ordinary Shares. Millennium Group LLC is the investment manager of NV North American Opportunity Fund. Highland Park Partners Fund LP directly beneficially owns 141,400 American Depository Shares (“ADS”), which represent 424,200 underlying deposited Ordinary Shares. HPP GP LLC is the general partner of Highland Park Partners Fund LP. Trent Stedman is a member of Millennium Group LLC and is also the sole member of HPP GP LLC.  Trent Stedman, by virtue of his relationship to NV North American Opportunity Fund, Millennium Group LLC, Highland Park Partners Fund LP, and HPP GP LLC,  may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Ordinary Shares subject to this filing. The percentage of beneficial ownership of 8.2% (or 3,976,419 Ordinary Shares) is based on the weighted average number of Ordinary Shares outstanding during the three-month period ended September 30, 2009 (as set forth on the Issuer's Form 6-K, filed on November 24, 2009 with the Securities and Exchange Commission). All of the Reporting Persons hold the Ordinary Shares through ADS. Each ADS represents three (3) Ordinary Shares (as set forth in the Issuer’s Form 20-F, filed on June 30, 2009 with the Securities and Exchange Commission).

(iv)	HPP GP LLC(4)

(a)	Amount beneficially owned: 3,976,419

(b)	Percent of class: 8.2%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 3,976,419
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 3,976,419
(iv) Shared power to dispose or to direct the disposition of: 0
__________________
(1) NV North American Opportunity Fund directly beneficially owns 1,184,073 American Depository Shares (“ADS”), which represent 3,552,219 underlying deposited Ordinary Shares. Millennium Group LLC is the investment manager of NV North American Opportunity Fund. Highland Park Partners Fund LP directly beneficially owns 141,400 American Depository Shares (“ADS”), which represent 424,200 underlying deposited Ordinary Shares. HPP GP LLC is the general partner of Highland Park Partners Fund LP. Trent Stedman is a member of Millennium Group LLC and is also the sole member of HPP GP LLC.  Trent Stedman, by virtue of his relationship to NV North American Opportunity Fund, Millennium Group LLC, Highland Park Partners Fund LP, and HPP GP LLC,  may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Ordinary Shares subject to this filing. The percentage of beneficial ownership of 8.2% (or 3,976,419 Ordinary Shares) is based on the weighted average number of Ordinary Shares outstanding during the three-month period ended September 30, 2009 (as set forth on the Issuer's Form 6-K, filed on November 24, 2009 with the Securities and Exchange Commission). All of the Reporting Persons hold the Ordinary Shares through ADS. Each ADS represents three (3) Ordinary Shares (as set forth in the Issuer’s Form 20-F, filed on June 30, 2009 with the Securities and Exchange Commission).

(v)	Trent Stedman(5)

(a)	Amount beneficially owned: 3,976,419

(b)	Percent of class: 8.2%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 3,976,419
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 3,976,419
(iv) Shared power to dispose or to direct the disposition of: 0
__________________
(1) NV North American Opportunity Fund directly beneficially owns 1,184,073 American Depository Shares (“ADS”), which represent 3,552,219 underlying deposited Ordinary Shares. Millennium Group LLC is the investment manager of NV North American Opportunity Fund. Highland Park Partners Fund LP directly beneficially owns 141,400 American Depository Shares (“ADS”), which represent 424,200 underlying deposited Ordinary Shares. HPP GP LLC is the general partner of Highland Park Partners Fund LP. Trent Stedman is a member of Millennium Group LLC and is also the sole member of HPP GP LLC.  Trent Stedman, by virtue of his relationship to NV North American Opportunity Fund, Millennium Group LLC, Highland Park Partners Fund LP, and HPP GP LLC,  may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Ordinary Shares subject to this filing. The percentage of beneficial ownership of 8.2% (or 3,976,419 Ordinary Shares) is based on the weighted average number of Ordinary Shares outstanding during the three-month period ended September 30, 2009 (as set forth on the Issuer's Form 6-K, filed on November 24, 2009 with the Securities and Exchange Commission). All of the Reporting Persons hold the Ordinary Shares through ADS. Each ADS represents three (3) Ordinary Shares (as set forth in the Issuer’s Form 20-F, filed on June 30, 2009 with the Securities and Exchange Commission).

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 16, 2010	NV North American Opportunity Fund
	By:	Millennium Group LLC
	By:	/s/ Trent Stedman
Trent Stedman, Sole Member

Dated as of February 16, 2010	Millennium Group LLC
	By:	/s/ Trent Stedman
Trent Stedman, Member

Dated as of February 16, 2010	Highland Park Partners Fund LP
	By:	HPP GP LLC
	By:	/s/ Trent Stedman
Trent Stedman, Sole Member

Dated as of February 16, 2010	HPP GP LLC
	By:	/s/ Trent Stedman
Trent Stedman, Sole Member

Dated as of February 16, 2010
	By:	/s/ Trent Stedman
Trent Stedman

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Exhibit A

Agreement of Joint Filing

Pursuant to 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to join in the filing on behalf of each of them of a Statement on Schedule 13D and any and all amendments thereto, and that this Agreement be included as an Exhibit to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated as of February 16, 2010	NV North American Opportunity Fund By: Millennium Group LLC

By: /s/ Trent Stedman
Trent Stedman, Sole Member

Dated as of February 16, 2010	Millennium Group LLC

By: /s/ Trent Stedman
Trent Stedman, Member

Dated as of February 16, 2010	Highland Park Partners Fund LP By: HPP GP LLC

By: /s/ Trent Stedman
Trent Stedman, Sole Member

Dated as of February 16, 2010	HPP GP LLC

By: /s/ Trent Stedman
Trent Stedman, Sole Member

Dated as of February 16, 2010	By: /s/ Trent Stedman
Trent Stedman